SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                             (AMENDMENT NO. 1)

                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                              SOFTWORKS, INC.
                         (Name of Subject Company)

                             EAGLE MERGER CORP.
                              EMC CORPORATION
                                 (Bidders)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
                       (Title of Class of Securities)

                                 83404P102
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                            PAUL T. DACIER, ESQ.
                              EMC CORPORATION
                             35 PARKWOOD DRIVE
                       HOPKINTON, MASSACHUSETTS 01748
                         TELEPHONE: (508) 435-1000
                         FACSIMILE: (508) 497-6915
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:

                          MARGARET A. BROWN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             ONE BEACON STREET
                        BOSTON, MASSACHUSETTS 02108
                         TELEPHONE: (617) 573-4800
                         FACSIMILE: (617) 573-4822

                              _______________


                         CALCULATION OF FILING FEE

 TRANSACTION VALUATION* $210,643,250           AMOUNT OF FILING FEE $42,129


 * Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, $0.001 par value per share (the "Shares"), of Softworks, Inc. at a price of $10.00 per Share in cash, without interest (the "Offer Price"). The filing fee calculation is based on the 17,373,191 Shares outstanding as of December 20, 1999, and assumes that all vested options were exercised prior to the expiration of the tender offer. There are 3,691,134 vested options. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the transaction.

 [X]  Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid:    $38,262
      Form or Registration No.:  Schedule 14D-1
      Filing Party:  Eagle Merger Corp.
                     EMC Corporation
      Date Filed:    December 23, 1999.



      This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on December 23, 1999 (the "Schedule 14D-1") by EMC Corporation, a Massachusetts corporation ("Parent"), and Eagle Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Softworks, Inc., a Delaware corporation (the "Company"), at $10.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the Schedule 14D-1. A revision to the filing fee calculation is included on the cover page.


 ITEM 10.  ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended and supplemented to include the following information:

      On January 25, 2000, Purchaser accepted for purchase and payment, pursuant to its tender offer for all of the outstanding Shares at $10.00 per Share net to the seller in cash, all Shares which were validly tendered and not withdrawn as of the expiration of its tender offer at 5:00 p.m., New York City time, on January 25, 2000. Purchaser believes that approximately 18,382,028 Shares (including those Shares tendered pursuant to guaranteed delivery procedures), or 99.2% of the total issued and outstanding Shares, were validly tendered pursuant to the tender offer and not withdrawn.


 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      Exhibit (a)(10).  Press Release dated January 25, 2000.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Date:  January 26, 2000

                                        EAGLE MERGER CORP.


                                        By: /s/ Paul T. Dacier
                                            ------------------------------
                                            Name:  Paul T. Dacier
                                            Title: Secretary


                                        EMC CORPORATION


                                        By: /s/ Paul T. Dacier
                                            -------------------------------
                                            Name:  Paul T. Dacier
                                            Title: Vice President and
                                                   General Counsel



                             INDEX TO EXHIBITS

 Exhibit
 Number            Exhibit
 -------           -------

 (a)(10)           Press Release dated January 25, 2000.